Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 24, 2009
Relating to Preliminary Prospectus dated June 1, 2009
Registration Statement No. 333-159651
Duoyuan Global Water Inc.
5,500,000 American Depositary Shares
Representing
11,000,000 Ordinary Shares
(CUSIP Number: 266043108)
This free writing prospectus of Duoyuan Global Water Inc. relates only to the securities described in, and should be read together with, the preliminary prospectus dated June 1, 2009 (the “Preliminary Prospectus”) included in the Registration Statement on Form F-1 (Commission File No. 333-159651). The following information supplements and updates the information contained in the Preliminary Prospectus.

Initial public offering price:	$16.00 per American Depositary Share, or ADS

Underwriting discounts and commissions:	7.0%

ADSs outstanding immediately after this offering:	5,500,000 ADSs, representing 11,000,000 ordinary shares. This represents an increase from the 5,000,000 ADSs, representing 10,000,000 ordinary shares, indicated to be outstanding after this offering in the Preliminary Prospectus.

Trade date:	June 24, 2009

Closing date:	June 29, 2009

ADSs offered by us:	5,500,000 ADSs, representing 11,000,000 ordinary shares

Over-allotment option:	Up to 825,000 ADSs, representing 1,650,000 ordinary shares

Estimated net proceeds to us:	$80.1 million, after deducting underwriting discounts and commissions and estimated offering expenses. This amount is $16.7 million more than the estimated net proceeds set forth under “Use of Proceeds” in the Preliminary Prospectus.

Use of Proceeds:	We intend to use our net proceeds from this offering as follows:

• approximately $25 million to improve and upgrade our existing manufacturing facilities and production lines;

• approximately $45 million to build new manufacturing facilities and production lines to produce new water treatment products; and

• approximately $10 million to build a research and development laboratory.

The balance of our net proceeds will be available for general corporate purposes.

Dilution:	Without taking into account any other changes in such net tangible book value after March 31, 2009, other than to give effect to (i) the grant of

1,052,631 fully vested ordinary shares to certain employees, including members of our executive management team, but excluding our chief executive officer and chief financial officer, on or prior to the completion of this offering under our 2008 Omnibus Incentive Plan, and (ii) our sale of the ADSs offered in this offering, at the initial public offering price of $16 per ADS, and after deduction of underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of March 31, 2009 would have increased to $149.3 million, or $3.55 per ordinary share and $7.10 per ADS. This represents an immediate increase in net tangible book value of $1.24 per ordinary share and $2.49 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of $4.45 per ordinary share and $8.90 per ADS, to investors purchasing ADSs in this offering.

Principal shareholder ownership:	Wenhua Guo, our principal stockholder, will beneficially own approximately 57.1% of our ordinary shares (or 54.9% if the over-allotment option is exercised in full), instead of 58.5% and 56.4%, respectively, as indicated in the Preliminary Prospectus.
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-754-4781.